Exhibit 99.1

ChinaCache International Holdings Ltd. Announces
Third Quarter 2014 Financial Results

BEIJING — November 19, 2014 — ChinaCache International Holdings Ltd. (“ChinaCache” or the “Company”) (NASDAQ: CCIH), the leading total solutions provider of Internet content and application delivery services in China, today announced its unaudited condensed consolidated financial results for the third quarter of 2014.

Highlights for the Third Quarter of 2014

•                       Net revenues in the third quarter were RMB375.3 million (US$61.1 million), within the prior guidance range, and representing a 36.3% increase year-over-year.

•                       Gross profit in the third quarter was RMB113.9 million (US$18.6 million), an increase of 30.0% year-over-year.

•                       Adjusted EBITDA (non-GAAP) in the third quarter was RMB36.9 million (US$6.0 million), a 29.4% increase from the prior quarter, and an increase of 847.7% year-over-year.

•                       Net income attributable to ordinary shareholders in the third quarter was RMB0.6 million (US$0.1 million), compared with net income attributable to ordinary shares of RMB6.9 million in the second quarter of 2014, and net loss attributable to ordinary shares of RMB22.7 million in the corresponding period in 2013.

•                       Adjusted net income (non-GAAP) was RMB8.9 million (US$1.5 million) in the third quarter, compared with adjusted net income (non-GAAP) of RMB11.6 million in the second quarter of 2014, and adjusted net loss (non-GAAP) of RMB16.0 million in the corresponding period in 2013.

“In the third quarter we sustained the excellent momentum established in the first half of 2014,” said Mr. Song Wang, Founder, Chairman and Chief Executive Officer of ChinaCache. “Our growth was again led by strong demand for our advanced mobile technology and the continued adoption of CDN by leading enterprises. I’m pleased with our ability to achieve rapid growth while maintaining efficient operations and, most importantly, providing superb service and innovative solutions to our customers.  During the quarter we continued to upgrade the speed and capacity of our global network by rebuilding our service nodes.  We also enhanced our ability to analyze network content and performance, and we are leveraging this capability to develop value-added services for large customers.  ChinaCache is at the forefront of content delivery technology and services, and we are positioned to efficiently handle the rapid growth in China’s Internet traffic and deliver the finest performance for content providers and end-users.”

Third Quarter 2014 Financial Results

Net revenues for the third quarter of 2014 were RMB375.3 million (US$61.1 million), representing an 8.4% sequential increase from the previous quarter, and a 36.3% increase from the corresponding period in 2013. The quarter-over-quarter growth in net revenues was primarily driven by the growth in the mobile Internet and enterprise verticals with revenues increasing by 15.6% and 17.4%, respectively, in the third quarter of 2014 as compared with the previous quarter.

Cost of revenues for the third quarter of 2014 was RMB261.4 million (US$42.6 million), representing a 7.8% increase from the previous quarter, and a 39.2% increase from the corresponding period in 2013. Gross margin for the third quarter of 2014 was 30.3%, compared with 30.0% in the previous quarter, and 31.8% in the corresponding period in 2013. Non-GAAP gross margin for the third quarter of 2014, which excludes share-based compensation, was 30.4%, compared with 30.1% in the previous quarter and 32.0% in the corresponding period in 2013.

Sales and marketing expenses for the third quarter of 2014 were RMB30.6 million (US$5.0 million), or 8.2% of net revenues, representing a 13.4% decrease from the previous quarter and a 1.3% increase from the corresponding period in 2013.

General and administrative expenses for the third quarter of 2014 were RMB42.5 million (US$6.9 million), or 11.3% of net revenues, an increase of 13.5% from the previous quarter and an 11.8% decrease from the corresponding period in 2013.

Research and development expenses for the third quarter of 2014 were RMB30.0 million (US$4.9 million), or 8.0% of net revenues, remaining flat from the previous quarter and representing a 14.5% increase from the corresponding period in 2013.

Operating income was RMB10.7 million (US$1.7 million) in the third quarter of 2014, compared to RMB1.0 million in the previous quarter and an operating loss of RMB17.1 million in the corresponding period in 2013. Non-GAAP operating income, which excludes share-based compensation expense, was RMB12.6 million (US$2.0 million), compared with non-GAAP operating income of RMB4.1 million in the second quarter of 2014 and non-GAAP operating loss of RMB12.2 million in the corresponding period in 2013.  The improvement in operating income primarily reflects economies of scale.

Income tax expense was RMB2.6 million (US$0.4 million) in the third quarter of 2014, compared with income tax benefit of RMB3.6 million in the second quarter of 2014, and income tax expense of RMB3.9 million in the corresponding period in 2013.

Net income was RMB0.6 million (US$0.1 million) in the third quarter of 2014, compared with net income of RMB6.9 million in the second quarter of 2014, and net loss of RMB22.7 million in the corresponding period in 2013. Basic and diluted earnings per American depositary share (“ADS”) for the third quarter of 2014 were RMB0.02 (US$0.00) and RMB0.02 (US$0.00). Each ADS represents 16 ordinary shares of the Company.

Adjusted net income (non-GAAP), defined as net income before share-based compensation expense, foreign exchange gain/(loss) and penalties on uncertain tax positions, was RMB8.9 million (US$1.5 million) in the third quarter of 2014, compared with adjusted net income (non-GAAP) of RMB11.6 million in the second quarter of 2014, and adjusted net loss (non-GAAP) of RMB16.0 million in the corresponding period in 2013.  Non-GAAP basic and diluted earnings per ADS in the third quarter of 2014 were RMB0.35 (US$0.06) and RMB0.34 (US$0.06), respectively.

Adjusted EBITDA (non-GAAP), defined as EBITDA excluding share-based compensation expense, foreign exchange gain/(loss), increased to RMB36.9 million (US$6.0 million) in the third quarter of 2014, compared with RMB28.5 million in the second quarter of 2014 and RMB3.9 million in the corresponding period in 2013.

Capital Resources

As of September 30, 2014, the Company had cash and cash equivalents of RMB468.9 million (US$76.4 million), compared with RMB338.1 million as of December 31, 2013. In addition, the Company had an available-for-sale investment amounting to RMB25.0 million (US$4.1 million) in an RMB denominated fund, which is presented as a current asset. Capital expenditures for the third quarter of 2014 were RMB104.6 million (US$17.0 million).

Fourth Quarter of 2014 Outlook

ChinaCache currently expects to generate total net revenues in the range of RMB365.0 million (US$59.5 million) to RMB370.0 million (US$60.3 million) for the fourth quarter of 2014, representing a decrease of 1.4% to 2.7% from the third quarter of 2014, and an increase of 7.6% to 9.0% from the fourth quarter of 2013. This forecast reflects ChinaCache’s current view, which is subject to change.

Conference Call Information

The Company has scheduled a corresponding conference call and live webcast to discuss these results at 7:00 PM Eastern Time on November 19, 2014, which corresponds to 8:00 AM Beijing time on November 20, 2014.

The dial-in details for the live conference call are as follows:

•                  U.S. dial-in number: +1 (845) 675-0438

•                  Hong Kong dial-in number: +852 3018-6776

•                  International dial-in number: +65 6723-9385

•                  China dial-in number: 400-1200-654

•                  Conference ID: 29144193

A live and archived webcast of the conference call will be available on the Investor Relations section of ChinaCache’s website at ir.chinacache.com.

A replay of the conference call will also be available until November 25, 2014 by dialing:

•                  U.S. dial-in number: +1 (855) 452-5696

•                  International dial-in number: +61 (2) 9003-4211

•                  China dial-in number: 400-632-2162

•                  Conference ID: 29144193

About ChinaCache International Holdings Ltd.

ChinaCache International Holdings Ltd. (NASDAQ: CCIH) is the leading total solutions provider of Internet content and application delivery services in China. As a carrier-neutral service provider, ChinaCache’s network in China is interconnected with networks operated by all telecom carriers, major non-carriers and local Internet service providers. With more than a decade of experience in developing solutions tailored to China’s complex Internet infrastructure, ChinaCache is a partner of choice for businesses, government agencies and other enterprises to enhance the reliability and scalability of online services and applications and improve end-user experience. For more information on ChinaCache, please visit ir.chinacache.com.

*Use of Non-GAAP Financial Measures

In evaluating its business, ChinaCache considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC as supplemental measures to review and assess its operating performance: non-GAAP gross profit, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, non-GAAP research and development expenses, non-GAAP operating income/(loss), adjusted net income/(loss) (non-GAAP), EBITDA and adjusted EBITDA (non-GAAP).  The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP to GAAP Financial Measures” set forth at the end of this press release.

To present non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses and non-GAAP research and development expenses, the Company excludes share-based compensation expense.

To present non-GAAP gross profit, the Company excludes share-based compensation expense.

To present non-GAAP operating income/(loss), the Company excludes share-based compensation expense.

The Company defines adjusted net income/(loss) as net income/(loss) before share-based compensation expense, foreign exchange gain/(loss), penalties on uncertain tax positions.

The Company uses EBITDA to assist in reconciliation to adjusted EBITDA.  The Company defines EBITDA as net income before interest expense, interest income, income tax expense and penalties on uncertain tax positions and depreciation and amortization.  The Company defines adjusted EBITDA as EBITDA before share-based compensation expense, foreign exchange gain/(loss) that the Company does not consider reflective of its ongoing operations.  The Company believes that the use of adjusted EBITDA facilitates investors’ use of operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in items such as capital structure (affecting relative interest expense and share-based compensation expense), the book amortization of intangibles (affecting relative amortization expense), the age and book value of facilities and equipment (affecting relative depreciation expense) and other non-cash expenses.  The Company also presents adjusted EBITDA because it believes it is frequently used by securities analysts, investors and other interested parties as a measure of the financial performance of companies in its industry.

Those non-GAAP financial measures are not defined under U.S. GAAP and are not measures presented in accordance with U.S. GAAP.  Those non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net income or other consolidated income statement data prepared in accordance with U.S. GAAP.  Some of these limitations include, but are not limited to:

•                       Adjusted net income, EBITDA and adjusted EBITDA do not reflect the Company’s cash expenditures or future requirements for capital expenditures or contractual commitments;

•                       They do not reflect changes in, or cash requirements for, the Company’s working capital needs;

•                       They do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on the Company’s debt;

•                       They do not reflect income taxes or the cash requirements for any tax payments;

•                       Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and adjusted net income, EBITDA and adjusted EBITDA do not reflect any cash requirements for such replacements;

•                       While share-based compensation is a component of cost of revenues and operating expenses, the impact on the Company’s financial statements compared to other companies can vary significantly due to such factors as assumed life of the options and assumed volatility of the Company’s ordinary shares; and

•                       Other companies may calculate adjusted net income, EBITDA and adjusted EBITDA differently than the Company does, limiting their usefulness as comparative measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are based on the effective exchange rate of 6.1380 as of September 30, 2014.

Safe Harbor Statement

This announcement contains forward-looking statements.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.  Among other things, the outlook for the fourth quarter of 2014 and quotations from management in this announcement, as well as ChinaCache’s strategic and operational plans, contain forward-looking statements. ChinaCache may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company’s goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company’s expectations regarding keeping and strengthening its relationships with its customers, and the general economic and business conditions in the regions where the Company provides its solutions and services. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and ChinaCache undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

Investor Relations Department

ChinaCache International Holdings

Tel: +86 (10) 6408 5307

Email: ir@chinacache.com

Mr. Glenn Garmont or Mr. Don Markley

The Piacente Group | Investor Relations

Tel: +1 212-481 2050

Email: chinacache@tpg-ir.com

FINANCIAL TABLES

•                      Unaudited Condensed Consolidated Balance Sheets

•                      Unaudited Condensed Consolidated Statements of Comprehensive Income

•                      Supplementary Metrics

•                      Reconciliations of Non-GAAP to GAAP Financial Measures

Condensed Consolidated Balance Sheets

(amounts in thousands)

	As of Dec 31	As of Sep 30	As of Sep 30
	2013	2014	2014
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	338,092	468,865	76,387
Restricted Cash	60,000	67,457	10,990
Accounts receivable, net	306,237	416,887	67,919
Prepaid expenses and other current assets	50,549	71,761	11,691
Short term investments	24,636	25,019	4,076
Deferred tax assets	7,096	15,260	2,486
Amount due from a related party	141	—	—
Total current assets	786,751	1,065,249	173,549

Non-current assets
Property and equipment, net	240,650	358,908	58,473
Cloud infrastructure construction in progress	12,236	157,752	25,701
Intangible assets, net	5,563	7,809	1,272
Land use right, net	50,730	49,955	8,139
Long term investments	33,690	43,950	7,160
Deferred tax assets	1,719	950	155
Long term deposits and other non-current assets	35,829	44,779	7,295
Total non-current assets	380,417	664,103	108,195

Total Assets	1,167,168	1,729,352	281,744

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term loan	60,000	60,000	9,775
Accounts payable	203,750	294,881	48,042
Accrued employee benefits	43,922	50,417	8,214
Accrued expenses and other payables	157,075	385,745	62,845
Income tax payable	10,399	16,586	2,702
Liabilities for uncertain tax positions	11,540	11,627	1,894
Amounts due to related parties	862	17	3
Current portion of long term liabilities	—	7,850	1,279
Deferred government grant	24,360	37,360	6,087
Total current liabilities	511,908	864,483	140,841

Non-current liabilities

Long-term loan	—	14,360	2,340
Non-current portion of capital lease obligation	—	1,106	180
Deferred tax liabilities	2,127	2,157	350
Total non-current liabilities	2,127	17,623	2,870

Total Liabilities	514,035	882,106	143,711

Total Shareholders’ equity	653,133	847,246	138,033

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,167,168	1,729,352	281,744

Condensed Consolidated Statements of Comprehensive Income

(amounts in thousands, except for number of shares, per share and per ADS data)

	For the Three Months Ended
	Sep 30, 2013	Jun 30, 2014	Sep 30, 2014	Sep 30, 2014
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net revenues	275,392	346,299	375,258	61,137
Cost of revenues	(187,793)	(242,444)	(261,371)	(42,582)

Gross profit	87,599	103,855	113,887	18,555
Sales & marketing expenses	(30,235)	(35,360)	(30,637)	(4,991)
General & administrative expenses	(48,206)	(37,466)	(42,523)	(6,928)
Research & development expenses	(26,228)	(30,026)	(30,035)	(4,893)

Operating (loss)/income	(17,070)	1,003	10,692	1,743
Interest income	1,273	3,190	863	141
Interest expense	(1,609)	(1,572)	(1,965)	(320)
Other income	431	2,190	88	14
Foreign exchange loss, net	(1,913)	(1,509)	(6,409)	(1,044)

(Loss)/income before income taxes	(18,888)	3,302	3,269	534
Income tax (expense)/benefit	(3,857)	3,608	(2,646)	(431)

Net (loss)/income attributable to ordinary shareholders	(22,745)	6,910	623	103

Foreign currency translation	337	(121)	1,687	275
Unrealized holding gains arising during the period	726	147	141	23
Reclassification adjustments for gains included in net loss	(323)	—	—	—

Total other comprehensive income, net of tax	740	26	1,828	298

Comprehensive (loss)/income	(22,005)	6,936	2,451	401

(Loss)/earnings per ordinary share:
Basic	(0.06)	0.02	0.00	0.00
Diluted	(0.06)	0.02	0.00	0.00

(Loss)/earnings per ADS*:
	(1.00)	0.27	0.02	0.00
	(1.00)	0.26	0.02	0.00

Weighted average number of ordinary shares used in earnings per share computation:
Basic	365,306,07	407,486,064	411,553,199	411,553,199
Diluted	365,306,07	419,885,015	422,211,476	422,211,476

*	Note1: 1 ADS = 16 shares
Note2: Non-GAAP Financial Measures

Supplementary Metrics

(Unaudited)

	Jun 30, 2013	Sep 30, 2013	Dec 31, 2013	Mar 31, 2014	Jun 30, 2014	Sep 30, 2014

Revenues breakdown by industry verticals

Internet and software	20%	22%	25%	23%	23%	23%
Mobile internet	17%	17%	15%	15%	15%	16%
Media and entertainment	29%	27%	27%	28%	29%	29%
E-commerce	22%	21%	21%	21%	20%	19%
Enterprises	9%	10%	10%	11%	12%	13%
Government agencies	3%	3%	2%	2%	1%	0%
Total	100%	100%	100%	100%	100%	100%

Capital expenditures	28,444	22,689	32,886	29,728	58,368	104,588
As a percentage of net revenues	11.0%	8.2%	9.7%	9.2%	16.9%	27.9%

Supplementary Metrics - Reconciliations of Non-GAAP to GAAP Financial Measures

(amounts in thousands, except for percentages, number of shares, per share and per ADS data)

(Unaudited)

	For the Three Months Ended
	Sep 30, 2013	Jun 30, 2014	Sep 30, 2014	Sep 30, 2014
	RMB	RMB	RMB	US$
Adjusted EBITDA — defined as EBITDA before share-based compensation expense, and foreign exchange loss

Net (loss)/income	(22,745)	6,910	623	103
Depreciation	15,258	21,642	23,707	3,862
Amortization	436	527	534	87
Interest expense	1,609	1,572	1,965	320
Interest income	(1,273)	(3,190)	(863)	(141)
Income tax expense/(benefit)	3,857	(3,608)	2,646	431
Share-based compensation	4,838	3,115	1,872	305
Foreign exchange loss	1,913	1,509	6,409	1,044
Penalties on uncertain tax positions	—	44	—	—
Adjusted EBITDA	3,893	28,521	36,893	6,011
Margin%	1.4%	8.2%	9.8%	9.8%

Adjusted net (loss)/income — defined as net (loss)/income before share-based compensation, foreign exchange loss and penalties on uncertain tax positions

Net (loss)/income	(22,745)	6,910	623	103
Share-based compensation	4,838	3,115	1,872	305
Foreign exchange loss	1,913	1,509	6,409	1,044
Penalties on uncertain tax positions	—	44	—	—
Adjusted net (loss)/income	(15,994)	11,578	8,904	1,452
Margin%	(5.8)%	3.3%	2.4%	2.4%
(Loss)/earnings per ordinary share:
Basic	(0.04)	0.03	0.02	0.00
Diluted	(0.04)	0.03	0.02	0.00
(Loss)/earnings per ADS:
Basic	(0.70)	0.45	0.35	0.06
Diluted	(0.70)	0.44	0.34	0.06

Non-GAAP gross profit — defined as gross profit before share-based compensation expense

Gross profit	87,599	103,855	113,887	18,555
Plus: Share-based compensation	535	307	162	26
Non-GAAP gross profit	88,134	104,162	114,049	18,581
Margin%	32.0%	30.1%	30.4%	30.4%

Non-GAAP operating expense — defined as operating expense before share-based compensation expense

Sales & marketing expenses	30,235	35,360	30,637	4,991
Minus: Share-based compensation	(1,218)	(666)	(366)	(60)
Non-GAAP sales & marketing expenses	29,017	34,694	30,271	4,931
% of net revenues	10.5%	10.0%	8.1%	8.1%

General & administrative expenses	48,206	37,466	42,523	6,928
Minus: Share-based compensation	(2,162)	(1,503)	(998)	(163)
Non-GAAP general & administrative expenses	46,044	35,963	41,525	6,765
% of net revenues	16.7%	10.4%	11.1%	11.1%

Research & development expenses	26,228	30,026	30,035	4,893
Minus: Share-based compensation	(923)	(639)	(346)	(56)
Non-GAAP research & development expenses	25,305	29,387	29,689	4,837
% of net revenues	9.2%	8.5%	7.9%	7.9%

Non-GAAP operating (loss)/income — defined as GAAP operating (loss)/income before share-based compensation expense

Operating (loss)/income	(17,070)	1,003	10,692	1,743
Plus: Share-based compensation	4,838	3,115	1,872	305
Non-GAAP operating (loss)/income	(12,232)	4,118	12,564	2,048
Margin%	(4.4)%	1.2%	3.3%	3.3%